SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Highbury Financial Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
42982Y109

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42982Y109	13G	Page	2	of	7	Pages

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (entities only) Woodbourne Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,368,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	42982Y109	13G	Page	3	of	7	Pages

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (entities only) Clayton Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	5	SOLE VOTING POWER

NUMBER OF		1, 368,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1, 368,000

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1, 368,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	42982Y109	13G	Page	4	of	7	Pages

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (entities only) John D. Weil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	5	SOLE VOTING POWER

NUMBER OF		1, 368,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1, 368,000

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1, 368,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	42982Y109	13G	Page	5	of	7	Pages
Amendment to Statement on Schedule 13G
This Amendment No. 3 is filed to reflect ownership of the Issuer’s Common Stock as of December 31, 2008.
Item 4. Ownership.

	Woodbourne	Clayton	Weil*
(a) Amount beneficially owned:	1,368,000	1,368,000	1,368,000

(b) Percent of Class:	14.99%	14.99%	14.99%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or direct the vote:	-0-	1,368,000	1,368,000

(ii) Shared power to vote or direct the vote:	-0-	-0-	-0-

(iii) Sole power to dispose or to direct the disposition of:	-0-	1,368,000	1,368,000

(iv) Shared power to dispose or to direct the disposition of:	-0-	-0-	-0-

*	Does not include ownership of 8,500 shares held indirectly in an IRA custodial account for the reporting person’s spouse.
Percentage ownership reported based on 9,126,628 shares reported by the Issuer as outstanding on September 30, 2008, and does not include up to 13,983,708 shares issuable upon exercise of outstanding warrants. Assuming the issuance of all such additional shares, the percentage held by the persons filing would be reduced to 5.91%. The persons filing do not hold any warrants to purchase Common Stock.

CUSIP No.	42982Y109	13G	Page	6	of	7	Pages
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 10, 2009	WOODBOURNE PARTNERS, L.P.,

by its General Partner, CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

Dated: February 10, 2009	CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

Dated: February 10, 2009	/s/ John D. Weil

John D. Weil